Exhibit 99.3

[    ], 2007

Dear Depositor:

You are cordially invited to attend a Special Meeting of Depositors of People’s Bank, which will be held on [__], 2007 at [__], Eastern time, at [__], Bridgeport, Connecticut.

The attached Notice of Special Meeting and proxy statement describe the formal business that we will transact at the meeting. In addition to the formal items of business, you will have an opportunity to ask questions.

The Board of Directors of People’s Bank has determined that an affirmative vote on the matters to be considered at the meeting is in the best interests of People’s Bank and its depositors and unanimously recommends a vote “FOR” these matters.

Please complete, sign and return the enclosed proxy card(s) promptly, whether or not you plan to attend the meeting. Your vote is important regardless of the number of votes to which you are entitled. Voting by proxy will not prevent you from voting in person at the meeting but will assure that your vote is counted if you cannot attend.

On behalf of the Board of Directors and employees of People’s Bank, I thank you for your continued support and look forward to seeing you at the meeting.

Sincerely yours,

John A. Klein
Chairman, Chief Executive Officer and President

[LOGO]

Bridgeport Center

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

NOTICE OF SPECIAL MEETING OF DEPOSITORS

TO BE HELD ON [    ], 2007

NOTICE IS HEREBY GIVEN that a special meeting of depositors of People’s Bank (the “Special Meeting”) will be held at [__], Bridgeport, Connecticut, on [    ], [    ], 2007 at [    ], Eastern time, to consider and vote upon:

1.	An amended and restated agreement and plan of conversion and reorganization (the “Plan of Conversion”) pursuant to which People’s Mutual Holdings, the mutual holding company parent of People’s Bank, will convert from a federally chartered mutual holding company to a federally chartered interim stock savings bank and simultaneously merge with and into People’s Bank, with People’s Bank as the surviving entity. Immediately thereafter, People’s United Financial, Inc. (“People’s United Financial”) a newly formed Delaware-chartered stock corporation, will form a federally chartered interim stock savings bank as a wholly owned subsidiary, which will merge with and into People’s Bank, with People’s Bank as the surviving entity. As a result, People’s Mutual Holdings will no longer exist as a separate entity, and People’s Bank will be a wholly owned subsidiary of People’s United Financial. Under the Plan of Conversion, common stock of People’s Bank currently held by public shareholders will be converted into shares of People’s United Financial pursuant to an exchange ratio that will ensure that shareholders at the time of the conversion will own approximately the same percentage of People’s United Financial after the conversion and stock offering as was held of People’s Bank immediately prior thereto, exclusive of any shares purchased by the shareholder in the offering and cash received in lieu of fractional shares; additionally, shares of People’s United Financial common stock representing People’s Mutual Holdings’ ownership interest in People’s Bank will be offered for sale in a subscription offering, and, possibly, a syndicated offering, and, possibly, an underwritten public offering;

2.	The establishment of The People’s Community Foundation, a Delaware non-stock corporation, dedicated to the promotion of charitable purposes within People’s Bank’s market area, and the funding of the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds; and

3.	Any other matters that may properly come before the Special Meeting or any adjournment or postponement thereof. (Note: Management is not aware of any such other business at this time.)

The Board of Directors has fixed [    ], 2007 as the Record Date for the determination of depositors entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof.

The following proxy statement is a summary of information about People’s Bank and the proposed conversion and stock offering. A more detailed description of People’s Bank and the proposed conversion and stock offering is included in the accompanying prospectus, which constitutes a part of this proxy statement. A copy of the Plan of Conversion and its exhibits is available for inspection at every People’s Bank branch.

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Upon written request addressed to People’s Bank Investor Relations at the address given above, you may obtain an additional copy of the prospectus, and/or a copy of the Plan of Conversion and exhibits thereto. In order to assure timely receipt of the additional copy of the prospectus and/or the Plan of Conversion, the written request should be received by People’s Bank by [__], 2007. In addition, all such documents may be obtained by calling our Stock Information Center at [__], Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.

By Order of the Board of Directors,

John A. Klein
Chairman, Chief Executive Officer and President

Bridgeport, Connecticut

[    ], 2007

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the Plan of Conversion and the establishment and funding of The People’s Community Foundation, and promptly return the card(s) in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning a proxy card will not prevent you from voting in person at the Special Meeting.

Depending on the ownership structure of your deposit accounts, you may receive more than one proxy card. Please vote all cards that you receive in this package. None are duplicates. Your prompt vote is very important. Failure to vote will have the same effect as voting against the Plan of Conversion.

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the Office of Thrift Supervision, subject to approval by the depositors and shareholders of People’s Bank entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the Plan of Conversion.

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QUESTIONS AND ANSWERS

FOR DEPOSITORS OF PEOPLE’S BANK

You should read this document and the accompanying prospectus for more information about the conversion and stock offering. You may also obtain a copy of the Plan of Conversion and exhibits thereto by calling our Stock Information Center at [    ] Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. Our Board of Directors has determined that the conversion is in the best interests of our employees, customers and the communities we serve.

The Proxy Vote

Q.	What are depositors being asked to approve?

A.	People’s Bank depositors as of [ ], 2007 are asked to vote on the Plan of Conversion. Under the Plan of Conversion, People’s Mutual Holdings will convert from the mutual holding company form to a stock holding company, and as part of such conversion, People’s United Financial will offer for sale, in the form of shares of its common stock, People’s Mutual Holdings’ 57.7% ownership interest in People’s Bank. In addition to the shares of common stock to be issued to those who purchase shares in the stock offering, public shareholders of People’s Bank as of the completion of the conversion will receive shares of People’s United Financial common stock in exchange for their existing shares.

People’s Bank shareholders as of [    ], 2007 are also asked to vote on the establishment and funding of The People’s Community Foundation. To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, The People’s Community Foundation, as part of the conversion and stock offering. We will fund the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds. The People’s Community Foundation will make grants and donations to non-profit and community groups and projects within our market areas.

Q.	What are the reasons for the conversion and related stock offering?

A.	The conversion and stock offering are intended to provide People’s Bank and People’s United Financial with significantly greater access to capital than is available to us under our mutual holding company structure and to significantly increase the liquidity of our common stock. In addition, the stock holding company structure will provide us with more flexibility in structuring mergers and acquisitions. The net proceeds raised in the offering will allow us to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•	acquire other financial institutions, branches of other financial institutions or other businesses related to banking (although there is no specific agreement with any institution or business at this time);

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	form a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

Q.	What is The People’s Community Foundation?

A.

To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, The People’s Community Foundation, as part of the conversion and stock offering. We will fund the charitable foundation with 2,000,000 shares of People’s United

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Financial common stock and $20.0 million in cash from the net offering proceeds. The People’s Community Foundation will make grants and donations to non-profit and community groups and projects within our market areas.

Q.	Will customers notice any change in People’s Bank’s day-to-day activities as a result of the conversion?

A.	No. The conversion is an internal change in corporate structure. There will be no change to People’s Bank’s management, staff or branches as a result of the conversion.

Q.	Will the conversion affect customers’ deposit accounts or loans?

A.	No. The conversion will not affect the balance or terms of deposit accounts or loans, and deposits will continue to be federally-insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum legal limit. Deposit accounts are not being converted to stock.

Q.	Are all People’s Bank customers eligible to vote on the Plan of Conversion?

A.	All depositors of People’s Bank as of [ ], 2007 are eligible to vote, and have been mailed a proxy statement and proxy card(s).

Q.	Why should I vote?

A.	You are not required to vote, but your vote is very important. In order for us to implement the Plan of Conversion, we must receive the affirmative vote of a majority of the total votes eligible to be cast by our depositors. The Plan of Conversion will not have any effect on your deposit or loan accounts. Voting does not obligate you to purchase shares of common stock in the offering.

Q.	What happens if I don’t vote?

A.	Your vote is very important. Not voting all the proxy card(s) you receive will have the same effect as voting “Against” the Plan of Conversion. Without sufficient favorable votes, we will not proceed with the conversion and related stock offering.

Q.	How do I vote?

A.	Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope. PLEASE VOTE PROMPTLY. NOT VOTING HAS THE SAME EFFECT AS VOTING “AGAINST” THE PLAN OF CONVERSION.

Q.	How many votes are available to me?

A.	Depositors are entitled to one vote for each $100 on deposit, or each fraction thereof. No depositor may cast more than 1,000 votes. Proxy cards are not imprinted with the applicable numbers of votes. However, votes will be automatically tallied by computer upon receipt of the returned proxy cards.

Q.	Why did I receive more than one proxy card?

A.	If you had more than one deposit account on [ ], 2007, you may have received more than one proxy card, depending on the ownership structure of your accounts. There are no duplicate cards. Please promptly vote all the proxy cards that we sent to you.

Q.	More than one name appears on my proxy card(s). Who must sign?

A.	The names reflect the registration of your deposit account(s). Proxy cards for joint deposit accounts require the signature of only one of the owners. Proxy cards for trust or custodian accounts must be signed by the trustee or the custodian, not the listed beneficiary.

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The Stock Offering

Q.	May I place an order to purchase shares in the stock offering?

A.	You may be able to purchase shares in the stock offering. By regulation, non-transferable rights to purchase shares of common stock in a subscription offering have been granted in the following order of eligibility priority:

Priority #1 – People’s Bank’s depositors with a minimum of $50 on deposit on June 30, 2005.

Priority #2 – Our tax qualified employee stock benefit plans.

Priority #3 – People’s Bank’s depositors with a minimum of $50 on deposit on [    ].

Priority #4 – Depositors of People’s Bank as of [    ].

See the subsection entitled “The Subscription Offering” in the “Summary” of the prospectus and the “Conversion and Offering – Subscription Offering and Subscription Rights” section of the prospectus for additional information regarding the subscription offering.

The shares of common stock not purchased in the subscription offering may be offered to the general public in a syndicated offering through a syndicate of selected dealers. We may begin the syndicated offering at any time following the commencement of the subscription offering. Morgan Stanley & Co. Incorporated is acting as sole book-running manager and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is being conducted on a best efforts basis. The syndicated offering will terminate no later than 45 days after the expiration of the subscription offering, unless extended by us with approval of the Office of Thrift Supervision. Neither Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. nor any other member of the syndicate group is required to purchase any shares in the syndicated offering. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis. For further information on the syndicated offering and any underwritten public offering, see the prospectus section entitled “The Conversion and Offering—Syndicated Offering/Underwritten Public Offering.”

We have made reasonable attempts to mail a prospectus and offering materials to all holders of subscription rights. If you did not receive an order form and desire to obtain one, you must contact the Stock Information Center at the number below.

Q.	When does the offering period expire?

A.	The stock offering deadline is 11:00 a.m., Eastern Time, on [ ], 2007. By that time, stock order forms accompanied by full payment, must be received (not postmarked) by our Stock Information Center.

Further Questions?

For answers to other questions, please read this proxy statement and the enclosed prospectus. Questions about the stock offering or voting may be directed to the Stock Information Center by calling [    ], Monday—Friday, from 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.

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PEOPLE’S BANK

PROXY STATEMENT FOR THE

SPECIAL MEETING OF DEPOSITORS

To Be Held on [    ], 2007

General

This proxy statement of People’s Bank, together with the prospectus of People’s United Financial, Inc., the proposed stock holding company for People’s Bank, which constitutes a part of this proxy statement, is being furnished to you in connection with the solicitation by the Board of Directors of People’s Bank of proxies to be voted at the Special Meeting to be held at [    ], Bridgeport, Connecticut on [    ], [    ], 2007 at [    ], Eastern time, and any adjournment or postponement thereof.

The purpose of the Special Meeting is to consider and vote upon the Amended and Restated Agreement and Plan of Conversion and Reorganization of People’s Bank and People’s Mutual Holdings (the “Plan of Conversion”), pursuant to which:

1. People’s Mutual Holdings will convert to a stock form interim federal savings bank and simultaneously will merge with and into People’s Bank, with People’s Bank as the surviving entity; People’s Mutual Holdings will thus cease to exist and a new liquidation account will be established by People’s Bank for the benefit of People’s Bank’s depositors.

2. Immediately thereafter, People’s United Financial, Inc. (“People’s United Financial”), a newly formed Delaware-chartered stock corporation and wholly owned subsidiary of People’s Bank, will form a federally chartered interim stock savings bank, which will then merge with and into People’s Bank, with People’s Bank as the surviving entity; People’s Bank will thus become a wholly-owned subsidiary of People’s United Financial.

3. In connection therewith, each share of People’s Bank common stock outstanding immediately prior to the effective time of the conversion shall be automatically converted, without further action by the holder thereof, into and become the right to receive shares of People’s United Financial common stock based on the exchange ratio, plus cash in lieu of any fractional share interest.

4. In connection with the conversion, People’s United Financial will offer shares of its common stock representing the ownership interest of People’s Mutual Holdings in People’s Bank in a subscription offering and a syndicated offering.

The conversion of People’s Mutual Holdings and the related issuance and exchange of stock by People’s United Financial is referred to herein as the “conversion and stock offering.”

In addition, in connection with the conversion and stock offering, you are being asked to consider and vote upon the establishment of The People’s Community Foundation, a Delaware non-stock corporation, dedicated to the promotion of charitable purposes within People’s Bank’s market area, and the funding of the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds.

This proxy statement, together with the accompanying proxy card(s), is first being mailed or delivered to depositors of People’s Bank on or about [    ], 2007.

Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of People’s Mutual Holdings to a stock form holding company and all other transactions contemplated by the Plan of Conversion. Voting in favor of the Plan of Conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits at People’s Bank.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the Plan of Conversion and the establishment and funding of The People’s Community Foundation, and return the card(s) in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning a proxy card will not prevent you from voting in person if you attend the Special Meeting.

Depending on the ownership structure of your deposit accounts, you may receive more than one proxy card. Please vote all cards that you receive in this package. None are duplicates. Your prompt vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion and the establishment and funding of The People’s Community Foundation.

Record Date and Voting Rights

The Board of Directors has fixed [                        ], 2007 as the record date (the “Voting Record Date”) for the determination of depositors entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof. Only those depositors of People’s Bank who are entitled to vote as of the Voting Record Date will be entitled to vote at the Special Meeting or any such adjournment or postponement. Such depositors are referred to herein as “Voting Depositors.”

At the Special Meeting, each depositor of People’s Bank who is a Voting Depositor will be entitled to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of his or her deposit accounts in People’s Bank as of the Voting Record Date. No Depositor shall cast more than 1,000 votes. In general, accounts held in different ownership capacities will be treated as separate depositors for purposes of applying the 1,000 vote limitation. For example, if two persons hold a $100,000 account in their joint names and each of the persons also holds a separate account for $100,000 in their own name, each person would be entitled to 1,000 votes for the separate account and they would together be entitled to cast 1,000 votes on the basis of their joint account.

Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of Individual Retirement Accounts (“IRAs”) and Keogh trusts established at People’s Bank, the beneficiary may direct the custodian’s vote on the Plan of Conversion by returning a completed proxy card to People’s Bank. A failure by the beneficiary to direct the Bank as custodian to vote on the Plan of Conversion will have the same effect as a vote against the Plan of Conversion and the establishment and funding of the People’s Community Foundation.

Votes Required

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of a majority of the total eligible votes of the depositors of People’s Bank. As of the Voting Record Date for the Special Meeting, People’s Bank had [    ] depositors who are entitled to cast a total of [    ] votes at the Special Meeting. Under Office of Thrift Supervision regulations and the Plan of Conversion, completion of the conversion and stock offering is also subject to the approval of the Plan of Conversion by the Office of Thrift Supervision and by the affirmative vote of a majority of People’s Bank’s shareholders and the affirmative vote of a majority of People’s Bank’s shareholders, excluding People’s Mutual Holdings. If there are insufficient depositor votes for approval of the Plan of Conversion at the time of the Special Meeting, the Special Meeting may be adjourned by the Board of Directors to permit further solicitation of proxies.

Proposal 2: Approval of The People’s Community Foundation. We must obtain the affirmative vote of a majority of the total eligible votes of the depositors of People’s Bank to approve the establishment and funding of the charitable foundation. Under Office of Thrift Supervision regulations and the Plan of Conversion, establishment and funding of the charitable foundations is also subject to the approval of the Office of Thrift Supervision and the affirmative vote of a majority of People’s Bank’s shareholders, excluding People’s Mutual Holdings. If there are insufficient votes for approval of the establishment and funding of the charitable foundation at the time of the Special Meeting, the Special Meeting may be adjourned by the Board of Directors to permit further solicitation of proxies.

Proposal 3: Other Matters. We must obtain the affirmative vote of the holders of a majority of the total eligible votes of the depositors of People’s Bank.

Revoking Your Proxy

You may revoke your grant of proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary of People’s Bank;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the Special Meeting, but you also must file a written revocation with the Secretary prior to the voting.

The proxies being solicited by the Board of Directors of People’s Bank are only for use at the Special Meeting and at any adjournment or postponement thereof and will not be used for any other meeting.

Solicitation of Proxies

This proxy statement and the accompanying proxy card(s) are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. People’s Bank will pay the costs of soliciting proxies from its depositors. To the extent necessary to permit approval of the Plan of Conversion, directors, officers or employees of People’s Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. People’s Bank has also engaged Georgeson, Inc. to assist us in soliciting the votes of our depositors for the Special Meeting for a fee of $17,500, plus reimbursement of reasonable out-of-pocket expenses.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the Office of Thrift Supervision, subject to approval by the depositors and shareholders of People’s Bank entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

On September 19, 2006, the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings unanimously adopted the Plan of Conversion pursuant to which People’s Bank will reorganize from a mutual holding company structure to a stock form holding company structure. As part of the conversion, People’s Bank formed People’s United Financial. Shareholders of People’s Bank will receive shares in People’s United Financial based on an exchange ratio. Following the conversion and stock offering, People’s Mutual Holdings will no longer exist and People’s United Financial will be the parent corporation of People’s Bank.

This conversion to a stock holding company structure also includes the offering by People’s United Financial of its outstanding shares to qualifying depositors of People’s Bank in a subscription offering and to the public in a syndicated offering and/or an underwritten public offering. The conversion and stock offering will be effected as described under “The Conversion and Offering” in the prospectus or in any other manner that is permitted by the Office of Thrift Supervision and is consistent with the intent of the Plan of Conversion. See the subsection entitled “Our Conversion and Offering” in the “Summary” of the prospectus for a chart which reflects our structure before and after the conversion and stock offering, and “The Conversion and Offering” section of the prospectus for additional information concerning the conversion and stock offering.

Purposes of the Conversion and Stock Offering

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings believe that a conversion of People’s Mutual Holdings to stock form is in the best interests of People’s Mutual Holdings and People’s Bank, as well as in the best interests of the depositors and shareholders of People’s Bank.

Net proceeds raised in the stock offering will allow us to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•	acquire other financial institutions, branches of other financial institutions or businesses related to banking, although there is no specific agreement with any institution or business at this time;

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	form a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

After considering the relative merits of the conversion and stock offering, as well as applicable fiduciary duties, the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings approved the conversion and stock offering as being in the best interests of the companies, the communities that they serve and the depositors and shareholders of People’s Bank.

Structure of the Conversion

The conversion and stock offering will be structured as discussed on page 1 of this proxy statement. Our current organizational structure and our proposed structure following the conversion and stock offering can be found on page [    ] of the prospectus.

Effects of the Conversion and Stock Offering on Depositors

Continuity. While the conversion is being accomplished, the normal business of People’s Bank of accepting deposits and making loans will continue without interruption. People’s Bank will continue to be a federally-chartered savings bank and will continue to be regulated by the Office of Thrift Supervision. After the conversion, People’s Bank will continue to offer existing services to depositors, borrowers and other customers. Directors and officers of People’s Bank prior to the conversion will continue to serve as directors and officers of People’s Bank after the conversion. Directors and certain officers of People’s Bank prior to the conversion will serve as directors and officers of People’s United Financial after the conversion. Corporators of People’s Mutual Holdings will cease to hold such office following the conversion; People’s United Financial will not have a Board of Corporators. Trustees of People’s Mutual Holdings who are not directors of People’s Bank will become Advisory Board members of People’s Bank.

Effect on Deposit Accounts. Under the plan of conversion, each depositor in People’s Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from People’s Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. At present, depositors of People’s Bank have no voting rights in People’s Mutual Holdings, except as provided in the Plan of Conversion. Upon completion of the conversion, People’s Mutual Holdings will cease to exist as a separate entity and depositors, in their capacity as such, will have no voting rights in People’s United Financial or People’s Bank. Upon completion of the conversion, all voting rights in People’s Bank shall be held and exercised exclusively by People’s United Financial, as the sole shareholder of People’s Bank. The shareholders of People’s United Financial will possess exclusive voting rights with respect to People’s United Financial common stock.

Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income taxation to the effect that the conversion will not be taxable for federal or state income tax purposes to People’s Mutual Holdings, People’s Bank, People’s United Financial, the public shareholders of People’s Bank and People’s United Financial (except to the extent of any cash received in lieu of a fractional share interest in People’s United Financial), depositors of People’s Bank, eligible account holders, or supplemental eligible account holders. See “The Conversion and Offering – Tax Aspects” and “United States Federal Tax Considerations Applicable to Non-U.S. Holders of The Common Stock” in the prospectus.

Effect on Liquidation Rights. Each qualifying depositor in People’s Bank has both a deposit account in People’s Bank and a pro rata ownership interest in the net worth of People’s Mutual Holdings based upon the balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be recognized in the unlikely event of a complete liquidation of People’s Mutual Holdings and People’s Bank. Any depositor who opens a qualifying deposit account in People’s Bank obtains a pro rata ownership interest in People’s Mutual Holdings without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of People’s Mutual Holdings, which is extinguished to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary savings bank of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that People’s Mutual Holdings and People’s Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of People’s Mutual Holdings after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that People’s Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to depositors as of June 30, 2005 and [    ] who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to People’s United Financial as the holder of People’s Bank’s capital stock. See “The Conversion And Offering – Liquidation Rights” in the prospectus.

Purchase of Shares

This proxy statement is not an offer to sell or the solicitation of an offer to buy shares in the stock offering. The offer is made only by the prospectus.

If you wish to purchase shares in the stock offering, please see the prospectus. Eligible depositors of People’s Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a syndicated offering.

For more information regarding the purchase of shares of common stock of People’s United Financial you may also call the Stock Information Center at [        ] Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.

Conditions to the Conversion and Stock Offering

Consummation of the conversion and stock offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the Plan of Conversion or the offering by the Office of Thrift Supervision. Consummation of the conversion and stock offering also are subject to approval by the shareholders and depositors of People’s Bank, as well as the receipt of opinions of counsel with respect to the tax consequences of the conversion and stock offering. See “The Conversion and Offering — Tax Aspects” in the prospectus.

Stock Compensation Plans

As part of the conversion, the Board of Directors of People’s United Financial intends, subject to shareholder approval at a meeting to be held at least six months following the conversion and stock offering, to implement a stock option plan for key employees, officers and directors following the conversion and offering. People’s United Financial expects to adopt a stock option plan that will authorize the Compensation and Nominating Committee of People’s United Financial to grant options to purchase authorized but unissued shares of up to 10% of the shares sold in the offering and issued to the charitable foundation. No options shall be awarded under the stock option plan unless it is approved by shareholders of People’s United Financial. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted and no option will have a term that is longer than ten years. The Board of Directors of People’s United Financial also intends, subject to shareholder approval at a meeting to be held at least six months following the conversion, to implement a recognition and retention plan for key employees, officers and directors after the conversion and offering. People’s United Financial expects to adopt a recognition and retention plan that will authorize the Compensation and Nominating Committee of People’s United Financial to make restricted stock awards of up to 4% of the shares sold in the offering and issued to the charitable foundation. The Compensation and Nominating Committee will decide which employees, officers and directors will receive restricted stock and what the terms of those awards will be. People’s United Financial’s employee stock ownership plan intends to purchase up to 6% of the common stock in the subscription offering. See “Management of People’s Bank — Future Benefit Plans” in the prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings will be final, subject to the authority of the Office of Thrift Supervision. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors of People’s Bank or the Board of Trustees of People’s Mutual Holdings, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors and the Board of Trustees as a result of comments from regulatory authorities or otherwise, at any time prior to the submission of proxy materials to the depositors and shareholders of People’s Bank. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the Office of Thrift Supervision. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of the date of the Special Meeting and the date of the special meeting of depositors of People’s Bank, and may be terminated at any time thereafter with the concurrence of the Office of Thrift Supervision. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the depositors of People’s Bank approve the Plan of Conversion, and may not be extended by us or the Office of Thrift Supervision.

Interest of Management and Directors in Matters to be Acted Upon

Management and Directors of People’s Bank have an interest in the matters that will be acted upon because People’s United Financial. intends to acquire additional stock for its employee stock ownership plan, to consider the implementation of the recognition and retention plan and stock option plan, and intends to implement a change in control employee severance plan. See “Management of People’s Bank—Future Benefit Plans.”

Approval of the Plan of Conversion

All persons receiving this proxy statement are also being given a prospectus that describes the conversion and stock offering. The prospectus, in its entirety, is incorporated herein and made a part hereof. Although the prospectus is incorporated herein, this proxy statement does not constitute an offer to sell or a solicitation of an offer to purchase the common stock offered thereby. We urge you to carefully read the following sections of the prospectus:

•	management and directors and compensation of such persons (see “Management of People’s United Financial” and “Management of People’s Bank”);

•	business (see “Business of People’s Bank” and “Business of People’s United Financial”);

•	reasons for the conversion and stock offering and management’s belief that the conversion and stock offering are in the best interests of People’s Bank and its shareholders (see “The Conversion and Offering”);

•	employee stock benefit plans and change in control employee severance plan that People’s United Financial plans to implement (see “Management of People’s Bank—Future Benefit Plans”);

•	common stock (see “Description Of Capital Stock Of People’s United Financial”);

•	pro forma capitalization, capital compliance, and pro forma information with respect to the conversion (see “Bank Regulatory Capital Compliance,” “Capitalization,” and “Pro Forma Data”);

•	intended use of proceeds from the offering (see “How We Intend to Use the Proceeds from the Offering”);

•	restrictions and anti-takeover devices on acquisitions of People’s United Financial (see “Restrictions On Acquisition Of People’s United Financial and People’s Bank”); and

•	the consolidated financial statements.

The Board of Directors recommends that you vote “FOR” the adoption of the Plan of Conversion. See “The Conversion And Offering — Reasons For The Conversion” in the prospectus.

PROPOSAL 2

APPROVAL OF THE PEOPLE’S COMMUNITY FOUNDATION

General

In furtherance of our commitment to our local community, the Plan of Conversion provides that we will establish The People’s Community Foundation as a non-stock Delaware corporation in connection with the conversion and stock offering. The charitable foundation will be funded with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds, as further described below. By further enhancing our visibility and reputation in our local community, we believe that the charitable foundation will enhance the long-term value of our community banking franchise. The conversion presents us with a unique opportunity to provide a substantial and continuing benefit to our community and to receive the associated tax benefits.

Purpose of the Charitable Foundation

Although we intend to continue to emphasize community lending and community activities following the offering, such activities are not our sole corporate purpose. The People’s Community Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available to us. We believe that The People’s Community Foundation will enable us to assist the communities within our market area in areas beyond community development and lending and will enhance our current activities under the Community Reinvestment Act.

We further believe that the funding of The People’s Community Foundation with People’s United Financial common stock will allow our community to share in our potential growth and success long after the offering. The People’s Community Foundation will accomplish that goal by providing for continued ties between it and us, thereby forming a partnership within the communities in which we operate.

For the year ended December 31, 2005, People’s Bank and People’s Mutual Holdings together contributed $1.5 million to community organizations. While it is expected that People’s Bank will engage in limited charitable activities in the future, it is also expected that The People’s Community Foundation will undertake the majority of such activities in the future. In connection with the closing of the conversion, People’s United Financial intends to contribute to The People’s Community Foundation 2,000,000 shares of common stock and $20 million in cash from the offering proceeds.

Structure of the Charitable Foundation

The People’s Community Foundation will be incorporated under Delaware law as a non-stock corporation. The People’s Community Foundation’s certificate of incorporation will provide that The People’s Community Foundation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

We expect to select one of our current directors and two of our current officers to serve on the initial Board of Directors of the charitable foundation. As required by Office of Thrift Supervision regulations, we also will select one additional person to serve on the initial Board of Directors of the charitable foundation who will not be one of our officers, directors or employees and who will have experience with local charitable organizations and grant making. While there are no plans to change the size of the initial Board of Directors during the year following the completion of the conversion and offering, following the first anniversary of the conversion and offering, the charitable foundation may alter the size and composition of its Board of Directors. For five years after the conversion, one seat on the charitable foundation’s Board of Directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our or any of our affiliate’s officers, directors or employees, and one seat on the charitable foundation’s Board of Directors will be reserved for one of our directors.

The Board of Directors of The People’s Community Foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of The People’s Community Foundation will always be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of The People’s Community Foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the common stock held by the charitable foundation. However, as required by Office of Thrift Supervision regulations, all shares of common stock of People’s United Financial held by The People’s Community Foundation must be voted in the same ratio as all other shares of the common stock of People’s United Financial on all proposals considered by People’s United Financial shareholders.

The People’s Community Foundation’s place of business will be located at our administrative offices. The Board of Directors of The People’s Community Foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Office of Thrift Supervision regulations governing transactions between us and the charitable foundation.

The People’s Community Foundation will receive working capital from:

•	any dividends that may be paid on People’s United Financial’s common stock in the future;

•	earnings on other assets, representing the cash portion of the initial contribution by People’s United Financial to the foundation;

•	within the limits of applicable federal and state laws, loans collateralized by People’s United Financial common stock; or

•	the proceeds of the sale of any of the common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, The People’s Community Foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of People’s United Financial common stock by us is that the amount of common stock that may be sold by The People’s Community Foundation in any one year shall not exceed 5% of the average market value of the assets held by The People’s Community Foundation, except where the Board of Directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a long-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

Tax Considerations

Our independent tax advisor has advised us that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. The People’s Community Foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as The People’s Community Foundation files its application for tax-exempt status within 15 months from the date of its incorporation, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its incorporation. Our independent tax advisor, however, has not rendered any advice on whether The People’s Community Foundation’s tax exempt status will be affected by the regulatory requirement that all shares of our common stock held by The People’s Community Foundation must be voted in the same ratio as all other outstanding shares of common stock on all proposals considered by our shareholders.

The charitable foundation is authorized under federal law to make charitable contributions. We believe that the offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact of the contribution of common stock to The People’s Community Foundation on the amount of common stock to be sold in the offering. See the sections of the prospectus entitled “Capitalization,” “Regulatory Capital Compliance,” and “Comparison of Valuation and Pro Forma Information With and Without The Charitable Foundation.” The amount of the contribution will not have a material adverse impact on our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position and does not raise safety and soundness concerns.

We have received an opinion from our independent tax advisor that People’s United Financial’s contribution of its common stock and the cash contribution to The People’s Community Foundation should not constitute an act of self-dealing and that People’s United Financial should be entitled to a deduction in the amount of the cash contribution and the fair market value of the common stock at the time of the contribution. People’s United Financial is permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. People’s United Financial is permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to The People’s Community Foundation. People’s United Financial estimates that substantially all of the contribution should be deductible over the six-year period. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to The People’s Community Foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our shareholders and depositors, and the financial condition and operations of the charitable foundation.

Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize The People’s Community Foundation as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, our contribution to The People’s Community Foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year for which the Internal Revenue Service makes such a determination.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. Within four and one-half months after the close of its fiscal year, The People’s Community Foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the charitable foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Conditions Imposed on the Charitable Foundation

Office of Thrift Supervision regulations will impose the following conditions on the establishment of The People’s Community Foundation:

•	the Office of Thrift Supervision can examine the charitable foundation;

•	the charitable foundation must comply with all supervisory directives imposed by the Office of Thrift Supervision;

•	the charitable foundation must provide annually to the Office of Thrift Supervision a copy of the annual report that the charitable foundation submits to the Internal Revenue Service;

•	the charitable foundation must operate according to written policies adopted by its Board of Directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares in the same ratio as all of the other shares voted on each proposal considered by our shareholders.

In addition, within six months of completing the conversion and stock offering, The People’s Community Foundation must submit to the Office of Thrift Supervision a three-year operating plan.

Additionally, the establishment and funding of The People’s Community Foundation must be separately approved by at least a majority of the total number of votes eligible to be cast by depositors of People’s Bank at the special meeting of depositors and must be separately approved by at least a majority of the outstanding shares of People’s Bank common stock held by the shareholders of People’s Bank, excluding People’s Mutual Holdings. If the establishment and funding of The People’s Community Foundation is not approved by People’s Bank shareholders and depositors, the foundation will not be established and the shares of People’s United Financial common stock we intend to issue to the foundation will remain unissued.

Completion of the conversion and stock offering is not conditioned upon the shareholders’ and depositors’ approval of the charitable foundation. Failure to approve the charitable foundation may, however, materially increase our pro forma market value. See “Comparison of Valuation and Pro Forma Information With and Without The Charitable Foundation” in the prospectus.

The Board of Directors recommends that you vote “FOR” the establishment and funding of The People’s Community Foundation. See “The People’s Community Foundation” in the prospectus.

Legal and Tax Opinions

The legality of the issuance of the common stock being offered and certain matters relating to the conversion and offering and federal taxation will be passed upon for us by Thacher Proffitt & Wood LLP, Washington, D. C. Certain matters relating to state taxation will be passed upon for us by PricewaterhouseCoopers LLP, Boston, Massachusetts. Certain legal matters will be passed upon for Morgan Stanley & Co Incorporated, Ryan Beck & Co., Inc. and the other members of the syndicate group by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

How to Obtain Additional Information

The prospectus contains financial statements of People’s Bank, including:

•	Consolidated Statements of Income for the Nine Months Ended September 30, 2006 and 2005 (unaudited), and for the Years Ended December 31, 2005, 2004 and 2003;

•	management’s discussion and analysis of the financial condition and results of operations of People’s Bank;

•	a description of lending, savings and investment activities;

•	remuneration and other benefits of directors and officers;

•	further information about the business and financial condition of People’s Bank; and

•	additional information about the conversion, the subscription offering, and, if held, the community offering and/or the syndicated community offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and stock offering.

If you would like to receive an additional copy of the prospectus, or a copy of the Plan of Conversion, the Certificate of Incorporation or bylaws of People’s United Financial, you may request such material in writing, addressed to People’s Bank Investor Relations at People’s Bank’s address given above. Such requests must be received by People’s Bank no later than [                        ], 2007. Requesting such materials does not obligate you to purchase the shares. If People’s Bank does not receive your request by [                        ], 2007, you will not be entitled to have such materials mailed to you. A copy of the Plan of Conversion and its exhibits is available for inspection at each of People’s Bank’s branches. See “Where You Can Find Additional Information” in the prospectus.

Other Matters

As of the date of this proxy statement, management does not know of any other matters to be brought before the depositors at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

By Order of the Board of Directors,

John A. Klein
Chairman, Chief Executive Officer and President

Bridgeport, Connecticut

[                        ], 2007

To assure that you are represented at the Special Meeting, please promptly sign, date and promptly return the accompanying proxy card(s) in the enclosed self-addressed, postage-paid proxy reply envelope provided.

QUESTIONS? If you have any questions about voting or the stock offering please call our Stock Information Center at [        ] Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.